UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

Huntsman Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
447011 10 7 (CUSIP Number)

Samuel D. Scruggs
Executive Vice President, General Counsel and Secretary
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108
(801) 584-5700

Copy to:

Nathan W. Jones
Stoel Rives LLP
201 South Main Street, Suite 1100
Salt Lake City, Utah 84111
(801) 328-3131
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 12, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

    CUSIP No.            447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jon and Karen Huntsman Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Utah

Number of Shares		7.	Sole Voting Power 21,782,000 shares of Common Stock
Beneficially
Owned by Each		8.	Shared Voting Power None
Reporting
Person With		9.	Sole Dispositive Power 21,782,000 shares of Common Stock

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,782,000 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

        This Statement on Schedule 13D, as amended as of the date hereof (this "Statement"), is being filed by The Jon and Karen Huntsman Foundation, a Utah nonprofit corporation (the "Foundation"). As disclosed by the Foundation in its original Schedule 13D filing on July 6, 2007 relating to the common stock, par value $0.01 per share (the "Common Stock") of Huntsman Corporation, a Delaware corporation (the "Company"), the Foundation is aware that, on June 26, 2007, the Company entered into an Agreement and Plan of Merger (the "Basell Merger Agreement") with Basell AF, a Luxembourg entity ("Basell") and BI Acquisition Holdings Limited pursuant to which Basell agreed to acquire all of the issued and outstanding Common Stock of the Company. As an inducement for Basell to enter into the Basell Merger Agreement, the Foundation and certain other beneficial owners of Common Stock including HMP Equity Trust, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Fidelity Charitable Gift Fund entered into a letter agreement (the "Basell Voting Agreement") with Basell on June 26, 2007 relating to, among other things, the voting of their shares of Common Stock in favor of adoption of the Basell Merger Agreement.

        The Foundation is also aware that, on July 12, 2007, the Company terminated the Basell Merger Agreement (which resulted in an automatic termination of the Basell Voting Agreement) and entered into an Agreement and Plan of Merger (the "Hexion Merger Agreement") with Hexion Specialty Chemicals, Inc. ("Hexion"), a New Jersey corporation affiliated with Apollo Management, L.P., and Nimbus Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Hexion ("Merger Sub") pursuant to which Merger Sub will be merged with and into the Company resulting in the acquisition by Hexion of all of the issued and outstanding Common Stock of the Company (the "Hexion Acquisition"). As an inducement for Hexion to enter into the Hexion Merger Agreement, the Foundation and Fidelity Charitable Gift Fund (collectively, the "Charitable Stockholders") and Jon M. Huntsman entered into a new voting agreement (the "Hexion Voting Agreement") with Hexion on July 12, 2007 relating to, among other things, the voting of the shares of Common Stock held by the Charitable Stockholders and HMP Equity Trust in favor of adoption of the Hexion Merger Agreement, as described in more detail in Item 4 below.

        This Statement is being filed on behalf of the Foundation to report the termination of the Basell Merger Agreement and the Basell Voting Agreement and to describe the material terms and conditions of the Hexion Voting Agreement, the Hexion Merger Agreement and the transactions contemplated thereby.

Item 1. Security and Issuer

        This Statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

Item 2. Identity and Background

(a)—(c), (f)

        This Statement is filed by the Foundation. The address of the Foundation's principal business and office is 500 Huntsman Way, Salt Lake City, Utah 84108, and its purpose is to receive and maintain a fund or funds of property to use and apply the income therefrom and the principal thereof exclusively for religious, educational, charitable, scientific, medical or literary purposes, either directly or by making contributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The name, business address and present principal occupation of each executive officer and voting trustee of the

Foundation is listed below. Each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation
Jon M. Huntsman	Chairman of Huntsman Corporation
Karen H. Huntsman	Retired
Peter R. Huntsman	President and CEO of Huntsman Corporation
Christena H. Durham	Self-employed
Kathleen H. Huffman	Self-employed
David H. Huntsman	Self-employed
Paul C. Huntsman	Self-employed
James H. Huntsman	Self-employed
Jennifer H. Parkin	Self-employed

(d) and (e)

        To the knowledge of the Foundation, neither the Foundation nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        On June 25, 2007, the Foundation acquired 21,782,000 shares of Common Stock of the Company (the "Contribution Shares") as a donation from Jon M. Huntsman (the "Contribution"). The Foundation did not give any consideration for the Contribution.

        As described more fully in Item 4 hereof, as an inducement for Hexion to enter into the Hexion Merger Agreement, the Charitable Stockholders and Jon M. Huntsman entered into the Hexion Voting Agreement. No other consideration was paid or given in connection with the execution of the Hexion Voting Agreement.

        The information set forth in Item 4 of this Statement is hereby incorporated by reference.

Item 4. Purpose of Transaction

        The purpose of the Contribution was a charitable gift to the Foundation of the Contribution Shares by Jon M. Huntsman.

        The Foundation is aware that, on June 26, 2007, the Company entered into the Basell Merger Agreement with Basell and BI Acquisition Holdings Limited. As an inducement for Basell to enter into the Basell Merger Agreement, the Foundation and certain other beneficial owners of Common Stock including HMP Equity Trust, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Fidelity Charitable Gift Fund entered into the Basell Voting Agreement with Basell on June 26, 2007 relating to, among other things, the voting of the shares of Common Stock held by the such parties in favor of adoption of the Basell Merger Agreement.

        The Foundation is also aware that, on July 12, 2007, the Company terminated the Basell Merger Agreement (which resulted in an automatic termination of the Basell Voting Agreement) and entered into the Hexion Merger Agreement with Hexion and Merger Sub for purposes of consummating the Hexion Acquisition. Pursuant to the terms of the Hexion Merger Agreement, Merger Sub will be merged with and into the Company resulting in the acquisition by Hexion of all of the issued and outstanding Common Stock of the Company. The Company's shareholders will receive $28.00 per share in cash, and the cash price per share to be paid by Hexion will increase at the rate of 8% per annum (inclusive of any dividends paid) beginning on April 5, 2008. The completion of the Hexion Acquisition is subject to customary closing conditions, including regulatory approval in the U.S. and Europe and adoption of the Hexion Merger Agreement by the Company's stockholders. Hexion will have until April 5, 2008, subject to two 90-day extensions under certain circumstances, to close the Hexion Acquisition. If the Hexion Acquisition is completed, the Company's Common Stock will cease to be listed on the New York Stock Exchange.

        As an inducement for Hexion to enter into the Hexion Merger Agreement, the Charitable Stockholders and Jon M. Huntsman entered into the Hexion Voting Agreement with Hexion on July 12, 2007 relating to, among other things, the voting of the shares of Common Stock held by the Charitable Stockholders and HMP Equity Trust. Pursuant to the Hexion Voting Agreement, each of the Charitable Stockholders and Jon M. Huntsman agree to cause the Subject Securities (as such term is defined below) to be voted, to the extent they may be lawfully voted, and to cause the HMP Equity Trust to vote the shares held by it, to the extent permitted under the Amended and Restated Trust Agreement for HMP Equity Trust dated February 10, 2005, as amended (the "Trust Agreement"): (i) in favor of approval of the Hexion Acquisition, and the adoption and approval of the Hexion Merger Agreement and the terms thereof and in favor of each of the other actions contemplated by the Hexion Merger Agreement and (ii) against any competing proposal and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Hexion Merger Agreement or impair the ability of the Company to consummate the Hexion Acquisition. In addition, each of the Charitable Stockholders and Jon M. Huntsman appoint and constitute Hexion as its attorney and proxy to vote the Subject Securities consistent with the preceding sentence, subject to certain exceptions and qualifications. For purposes of the Hexion Voting Agreement, the term "Subject Securities" refers to (i) all securities of the Company owned by a Charitable Stockholder as of the date of the Hexion Voting Agreement, (ii) all additional securities of the Company with respect to which a Charitable Stockholder acquires ownership after the date of the Hexion Voting Agreement and (iii) all shares held by HMP Equity Trust or with respect to which the Charitable Stockholders or Jon M. Huntsman have the ability to control the voting thereof considering the particular matter to be voted upon as set forth in the Trust Agreement.

        In addition, pursuant to the Hexion Voting Agreement and subject to certain permitted transfers, each Charitable Stockholder is prohibited from, and Jon M. Huntsman is required to cause HMP Equity Trust not to (with respect to Subject Securities that are Class B Trust Interests), directly or indirectly: (i) cause any Transfer (as such term is defined in the Hexion Voting Agreement) of any such Subject Securities directly or indirectly owned by such Charitable Stockholder or the HMP Equity Trust to be effected; (ii) permit any Transfer of any such Subject Securities to be effected, except in connection with the Hexion Acquisition; (iii) deposit any such Subject Securities into a voting trust or (iv) except in connection with the Hexion Voting Agreement, grant a proxy or power of attorney or enter into any voting agreement or similar agreement that could restrict or otherwise affect its legal power, authority and right to vote any such Subject Securities. The Hexion Voting Agreement provides for exceptions to these transfer restrictions to the extent the proposed transferee enters into the Hexion Voting Agreement and so long as after the applicable transfer the Charitable Stockholders and the HMP Equity Trust collectively beneficially own at least a majority of the total issued and outstanding shares of Common Stock of the Company on a fully diluted basis, among other specified requirements.

        The Hexion Voting Agreement will terminate upon the earliest to occur of (i) the date upon which the Hexion Merger Agreement is validly terminated pursuant to its terms, (ii) the effective time of the Hexion Acquisition, (iii) the date after the stockholder meeting in which a vote is held concerning the approval of the Hexion Acquisition and (iv) the date that any material change or amendment is made to the Hexion Merger Agreement without the written consent of Jon M. Huntsman.

        The purpose of entering into the Hexion Voting Agreement was to induce Hexion to enter into the Hexion Merger Agreement and to facilitate the approval of the Hexion Merger Agreement. The Foundation expressly disclaims that it has agreed to act as a group in connection with the Hexion Voting Agreement other than as described in this Statement.

        The foregoing discussion is qualified in its entirety by reference to the Hexion Merger Agreement and the Hexion Voting Agreement, the terms of each of which are incorporated by reference to Exhibits 1 and 2, respectively, hereto.

        The information set forth in Item 3 of this Statement is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

        (a)    The Foundation beneficially owns 21,782,000 shares of Common Stock, which represents approximately 9.8% of the outstanding shares of Common Stock.

        (b)    The Foundation has the sole power to vote and the sole power to dispose of all of the Contribution Shares.

        (c)    The Contribution is the only transaction in the Common Stock that was effected by the Foundation during the past 60 days.

        (d)    To the knowledge of the Foundation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported shares.

        (e)    Not applicable.

        The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Other than the agreements described in Item 4, to the knowledge of the Foundation, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        The following documents are filed as exhibits:

1.
Agreement and Plan of Merger dated as of July 12, 2007 by and among Hexion Specialty Chemicals, Inc., Nimbus Merger Sub Inc. and Huntsman Corporation [incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 13, 2007]

2.
Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., The Jon and Karen Huntsman Foundation, Fidelity Charitable Gift Fund and Jon M. Huntsman

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2007

THE JON AND KAREN HUNTSMAN FOUNDATION
By:	/s/ J. KIMO ESPLIN Name: J. Kimo Esplin Title: Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)